

White and Williams LLP

Allen C. Tucci

1650 Market Street | One Liberty Place, Suite 1800 | Philadelphia, PA 19103-7395
Direct 215.864.6352 | Fax 215.789.7622
tuccia@whiteandwilliams.com | whiteandwilliams.com

January 7, 2015

VIA FEDERAL EXPRESS, FAX AND EMAIL

Filer Desk – Mail Stop 3040
U.S. Securities and Exchange Commission
100 F Street, N.E., Washington, DC 20549

Attention: Rahul Patel

Re:

Enviro-Serv, Inc.
Amendment No. 5 to Registration Statement on Form 1-A
Filed on December 18, 2014
File No. 024-10394

Dear Mr. Patel,

We I am writing to you on behalf of our client Enviro-Serv, Inc., a Delaware corporation (the "Company"). The Company filed its Amendment No. 5 to the Form 1-A (the "Amendment") on December 18, 2014 and indicated its intention to become qualified without Commission action on the 20th calendar day after its filing (i.e. January 7, 2015) pursuant to Rule 252(g) of the Securities Act.

We take the position that, as of January 7, 2015, the Offering Statement has become qualified by operations of the terms of Regulation A and the Company can offer its securities for sale in compliance with applicable securities rules and regulations under the Act.

If you have any questions, please do not hesitate to contact myself at tuccia@whiteandwilliams.com or (215) 864-6352 or Chris Trina at Ctrina@enviro-serv.com or (813) 277-4558.

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Very truly yours,

WHITE AND WILLIAMS LLP



Allen C. Tucci